     THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D (AMENDMENT NO. 1) FILED ON
        MARCH 26, 1996 PURSUANT TO RULE 201 TEMPORARY HARDSHIP EXEMPTION


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*


                          REGAL INTERNATIONAL, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 758819-10-6
                     -----------------------------------
                                (CUSIP Number)

                                 Ira F. Levy
                    Goins, Underkofler, Crawford & Langdon
           1601 Elm Street, #3300, Dallas, TX 75201; (214) 969-5454
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                March 15, 1996
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                   EXHIBIT INDEX IS LOCATED ON PAGE 7 OF 18

                                 SCHEDULE 13D

CUSIP NO.     758819-10-6                                     PAGE 2 OF 18 PAGES


- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           CHINA STRATEGIC HOLDINGS LIMITED
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /X/

- --------------------------------------------------------------------------------
 3    SEC USE ONLY


- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


          CATEGORY OF SOURCE = 00
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /


- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


          HONG KONG
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     487,519,868
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   N/A
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     487,519,868
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     N/A
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          487,519,868
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          92.2%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


          CO
- --------------------------------------------------------------------------------


                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 758819-10-6

                           REGAL INTERNATIONAL, INC.


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $.01 per share ("Common Stock") of Regal International, Inc. ("Regal"). Regal's principal executive offices are located at Highway 31 East, P. O. Box 1237, Corsicana, Texas 75151.

ITEM 2.  INDEMNITY AND BACKGROUND

         (a)     Name:

                 China Strategic Holdings Limited

         (b)     Principal Business:

                 Investment Holding Company

         (c)     Address of Principal Office:

                 52/F Bank of China Tower
                 1 Garden Road
                 Hong Kong

         (d) During the last five (5) years, neither China Strategic Holdings Limited ("CSH") nor any of its directors or officers have been convicted in a criminal proceeding.

         (e) During the last five (5) years, neither CSH nor any of its directors or officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to judgment, decree or final order enjoining future violations of a prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         CSH is the holder of a $13.5 million Convertible Note, the principal of which is convertible into 447,019,868 shares of Common Stock (the "Convertible Note"). CSH acquired the Convertible Note on February 18, 1996 in exchange for its transfer to Regal of all the outstanding shares of capital stock of Acewin Profits Limited ("Acewin"). Acewin is the owner of a fifty-four percent (54%) interest in Wuxi CSI Vibration Isolator Co., Ltd. ("Wuxi"). CSH and Acewin established Wuxi in 1993, together with Wuxi Vibration Isolator Co. to purchase the business and factory of a manufacturer of various rubber-metal isolators (shock absorbers), metal bellow and dampening material in mainland China. CSH is the holder of 20,500,000 shares of Common Stock (the "Purchase Shares") acquired on March 15, 1996 pursuant to the terms of a certain Stock Purchase Agreement, dated March 8, 1996 by and between Harlequin Investment Holdings Limited and CSH. Under the terms of the Stock Purchase Agreement, CSH acquired the Purchase Shares for $1,223,000. The purchase price was paid to Harlequin as follows: (i) $209,328 in cash, (ii) $211,672 by CSH's cancellation of a promissory note, dated August 8, 1994, from Harlequin to CSH in the original amount of $200,000 and (iii) $800,000 by cancellation of a promissory note from Harlequin to CSH in the original principal amount of $800,000. The funds to pay the cash portion of the purchase price and the funds originally loaned to Harlequin came from the working capital of CSH and were not borrowed funds.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of Schedule 13D is hereby amended by deleting the second paragraph thereof and inserting the following:

         The acquisition of the Purchase Shares was the result of a commercial transaction. The Purchase Shares were acquired for investment purposes and to increase CSH's ownership and control of Regal. Harlequin owned 44,952,082 shares of Common Stock (54.9% of the currently outstanding shares) prior to the aforesaid transaction.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         Item 5 is amended by inserting the following in lieu of the previous information set forth therein:

         a) CSH is the beneficial owner of 487,519,868 shares of Common Stock, having the right to acquire 447,019,868 shares upon the conversion of the Convertible Note. Such shares of Common Stock would represent 92.2% of the total shares of Common Stock outstanding after such conversion. The percentage set forth in this Item 5 is based upon a total of 569,326,066 shares outstanding at January 1, 1996 (such amount includes the issuance of 447,019,868 shares upon conversion of the Convertible Note).

         b) CSH has the power to dispose of the Convertible Note and Purchase Price and has, in the case of the Purchase Shares and in the case of the Shares issued upon conversion of the Convertible Note, the power to dispose and vote the shares of Common Stock.

         c) Within the past sixty (60) days, CSH has not disposed of any shares of Common Stock.

         d)      Not applicable.

         e)      Not applicable.

ITEM 6.  MATERIAL TO BE FILED AS EXHIBITS

         The following documents are attached hereto and incorporated herein by reference:


Exhibit 99-5 Stock Purchase Agreement, dated as of March 8, 1996 executed by CSH and Harlequin.



Exhibit 99-6 Stock Purchase Option, dated effective March 10, 1996, executed by CSH and Harlequin.

                                   SIGNATURES



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:   March 25, 1996


                                        CHINA STRATEGIC HOLDINGS LIMITED



                                        by:  /s/ IRA F. LEVY
                                           ---------------------------------
                                            Ira F. Levy, Attorney-in-Fact

                                 EXHIBIT INDEX



Exhibit 99-5 Stock Purchase Agreement, dated as of March 8, 1996 executed by CSH and Harlequin.



Exhibit 99-6 Stock Purchase Option dated effective March 10, 1996, executed by CSH and Harlequin.